DELTRON, INC.

Sabena Oeste, Restaurante Princessa Marina

100 Metros Oeste

SNB Abogados, San Jose, Republic de Costa Rica

______________________________________________________________________________

May 30, 2006

Goldie B. Walker

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, DC USA 20549

Re: Deltron, Inc.

Amendment No. 2 to Registration Statement on Form SB-2

Filed April 20, 2006

File No. 333-130197

Dear Ms. Walker,

In response to your letter of April 26, 2006, we have amended our Registration Statement to address the comments therein.

  We have included the disclosure that "The loan will not be repaid from the proceeds of the offering.   When we have sufficient revenue to maintain operations, being generated from the rental of the proposed properties, the Board of Directors will at that time address terms of repayment to Mr. Phillips.  This is not expected to occur within the first year of operations. In the event our business plan fails and we are forced to sell the property the loan would be repaid from the proceeds of the sale."
  We have disclosed that the property was purchased from an un-affiliated third party.

We have also updated the financial statements in the filing to March 31, 2006 to comply with requirements regarding the stale date of the financials.

Sincerely,

/s/ Shawn Phillips

Shawn Phillips

President & Director